(Reference Translation)

(For reference)

May 8, 2024

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and Time:	10:00 a.m., Tuesday, June 18, 2024

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2024 (April 1, 2023 through March 31, 2024) and a report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2024.

Resolutions:

Company’s proposal

Proposed Resolution 1:	Election of 10 Members of the Board of Directors

Proposed Resolution 2:	Election of 1 Audit & Supervisory Board Member

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Shareholder’s proposal

Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation (Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement)